Exhibit 7.1

Statement explaining computation of “ratio of earning to fixed charges”

Ratio of “earnings to fixed charges” under Italian GAAP

	Year ended December 31,
	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)	2004
			(millions of Euro)				(millions of U.S. dollars, except per share amounts)
Earnings
Pre-tax income from continuing operations before adjustment minority interests in consolidated subsidiaries	2,924	2,758	(3,097)	(2,516)	3,442	4,956	6,710
Fixed charges	2,299	2,080	2,783	2,594	2,229	2,084	2,821
Amortization of capitalized interest and issue debt discounts or premiums	4	4	35	(36)	(9)	0	0
Dividends from equity investees	118	118	124	50	47	26	35
Equity in losses of equity investees	1,314	1,309	1,935	586	20	57	77
Capitalized interest for the applicable period	(41)	(9)	(3)	(1)	(1)	0	0
Equity in earnings of equity investees	(276)	(296)	(166)	(120)	(54)	(48)	(65)

(A)	6,342	5,964	1,611	557	5,674	7,075	9,578

Fixed Charges
Interest costs (both expensed and capitalized)	2,049	1,845	2,433	2,242	2,174	2,033	2,752
Issue costs and any original issue debt discounts or premiums	5	5	24	3	(3)	6	8
Estimated interest within rental expenses for operating leases	245	230	326	349	58	45	61

(B)	2,299	2,080	2,783	2,594	2,229	2,084	2,821
Ratio of earnings to fixed charges (A/B)	2.76	2.87	0.58	0.21	2.55	3.39	3.39

(1)

Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for using the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.

(2)	The 2000 unaudited pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Ratio of “earnings to fixed charges” under U.S. GAAP

	Year ended December 31,
	2001	2002	2003	2004	2004
	(millions of Euro)				(millions of U.S. dollars, except per share amounts)
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	(2,759)	3,093	4,970	5,321	7,204
Fixed charges	3,238	3,019	2,436	2,011	2,723
Amortization of capitalized interest and issue debt discounts or premiums	71	137	134	—	—
Dividends from equity investees	124	50	47	26	35
Equity in losses of equity investees	1,935	586	20	49	66
Capitalized interest for the applicable period	(239)	(236)	(163)	(58)	(79)
Equity in earnings of equity investees	(166)	(119)	(52)	(45)	(61)

(A)	2,204	6,530	7,392	7,304	9,888

Fixed Charges
Interest costs (both expensed and capitalized)	2,888	2,667	2,381	1,978	2,678
Issue costs and any original issue debt discounts or premiums	24	3	(3)	6	8
Estimated interest within rental expense for operating leases	326	349	58	27	37

(B)	3,238	3,019	2,436	2,011	2,723
Ratio of earnings to fixed charges (A/B)	0.68	2.16	3.03	3.63	3.63

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the year ended December 31, 2001 under US GAAP was €1,034 million.